Room 4561
via fax (703) 488-6180

February 7, 2007

Mr. Michael R. Stanfield
Chief Executive Officer
Intersections, Inc.
14901 Bogle Drive
Chantilly, VA 20151

       RE: **Intersections, Inc.**
               Form 10-K For the Year Ended December 31, 2005
               Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
               and September 30, 2006
               File No. 005-50580

Dear Mr. Stanfield:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief